UNSEEN SOLAR, INC.
                               505 Camino Elevado
                                Bonita, CA 91902
                                  619 247 9630


May 28, 2010

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D. C.  20002

Re: Registration Statement S-1
    File Number 333-165381
    Your comment letter dated May 13, 2010

Dear Ms. Long,

Again thank you for your very helpful comments. I will number my responses to correspond with the number on your comments.

     1.   We have added your suggested language, thank you.

     2.   We had added this language.

     3.   We have added this wording.

     4.   We have modified "product" with "proposed"

     5.   We have included this statement

     6.   We have deleted.

     7. Your point is well made, thank you. These risk factors seem more appropriate for a "best efforts" offering. We have deleted them.

     8. We now have a provisional patent which does not expire for 12 months. We should have our regular patent filing well under way by then.

     9. Description of verbal loan agreement has been added as an exhibit and changes have been made to prospectus.

     10.  We have deleted this reference to forward looking statements.

     11.  We have removed this wording.

     12. After consideration we have removed much of this wording. We agree that much is our director's belief and as such perhaps should not be in this document.

     13. We have removed the reference to a market survey. The survey was small and very unscientific and consisted of pricing of our product and a comparison with only three other available systems.

     14.  Done as requested.

     15.  We have added this.

     16.  We have addressed 144(i).

     17.  Removed as requested.

     18.  Deleted.

     19.  Removed.

     20.  Patent sales agreements are now exhibit 10.

     21.  We have replaced this paragraph to comply.

Sincerely,

UNSEEN SOLAR, INC.


/s/ Edward F. Myers
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Edward F. Myers
President